November 25, 2020

VIA EDGAR

Mr. Blaise Rhodes

Mr. Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Exponent, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2020
Filed February 28, 2020
File No. 000-18655

Dear Messrs. Rhodes and Decker:

Exponent, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 17, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2020, filed February 28, 2020 (the “Form 10-K”).

Below is the Company’s response. For the convenience of the Staff, the italicized numbered response set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 3, 2020

Financial Statements
Note 17. Segment Reporting, page 60

1.Please revise your footnote disclosure to discuss in greater detail the types of amounts included in the corporate operating expense, capital expenditures and depreciation and amortization line items of your segment reconciliations. Also, revise your management’s discussion and analysis section to discuss the business reasons for changes between periods in each segment’s operating income and amounts in the corporate operating expense line item. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 25, 2020

Response:  We acknowledge the Staff’s comment and in an effort to further enhance our disclosure and in response to the Staff’s comment, we will revise our footnote disclosure in future filings, including our Form 10-K  for the fiscal year ending January 1, 2021, to discuss in greater detail the types of amounts included in the corporate operating expense, capital expenditures and depreciation and amortization line items of our segment reconciliations, to the extent applicable, consistent with the following:

Revenues

	Fiscal Years
(In thousands)	2019	2018	2017
Engineering and Other Scientific	$339,796	$306,265	$277,603
Environmental and Health	77,403	73,258	70,196
Total revenues	$417,199	$379,523	$347,799

Operating Income

	Fiscal Years
(In thousands)	2019	2018	2017
Engineering and Other Scientific	$110,822	$100,307	$93,451
Environmental and Health	26,589	23,824	22,340

Total segment operating income	137,411	124,131	115,791

Corporate operating expense	(52,300)	(32,675)	(43,740)
Total operating income	$85,111	$91,456	$72,051

Capital Expenditures

	Fiscal Years
(In thousands)	2019	2018	2017
Engineering and Other Scientific	$4,675	$4,528	$3,648
Environmental and Health	104	199	218

Total segment capital expenditures	4,779	4,727	3,866

Corporate capital expenditures	17,511	12,654	859
Total capital expenditures	$22,290	$17,381	$4,725

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 25, 2020

Depreciation and Amortization

	Fiscal Years
(In thousands)	2019	2018	2017
Engineering and Other Scientific	4,827	$4,435	$4,449
Environmental and Health	206	171	179

Total segment depreciation and amortization	5,033	4,606	4,628

Corporate depreciation and amortization	1,773	1,686	1,657
Total depreciation and amortization	$6,806	$6,292	$6,285

“Certain operating expenses are excluded from the Company’s measure of segment operating income. These expenses include the costs associated with our human resources, finance, information technology, and business development groups; the deferred compensation expense/benefit due to the change in value of assets associated with our deferred compensation plan; stock-based compensation associated with restricted stock unit and stock option awards; and the change in our allowance for contract losses and doubtful accounts.

Certain capital expenditures associated with the Company’s corporate cost centers and the related depreciation are excluded from the Company’s segment information. The significant increase in corporate capital expenditures during 2018 and 2019 was due to the land purchase and construction costs associated with our office and laboratory facilities in Natick, Massachusetts.”

Also, in future filings, to the extent applicable, we will revise our management’s discussion and analysis section to discuss the business reasons for changes between periods in each segment’s operating income and amounts in the corporate operating expense line item, quantifying the incremental impact of each individual business reason discussed on the overall change in the line item in circumstances where there is more than one business reason for the change, consistent with the following:

“The increase in operating income for our Engineering and Other Scientific segment during 2019 as compared to 2018 was due to an increase in revenues. The increase in revenues was due to an increase in billable hours and an increase in billing rates. We continued to see strong demand for our services related to product recalls, including assignments from the consumer products and automotive industries. Proactive services continued to expand as companies sought our interdisciplinary advice throughout the product life cycle, consistent with the increased importance placed on understanding how users interact with complex technologies.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 25, 2020

The increase in operating income for our Environmental and Health segment during 2019 as compared to 2018 was due to an increase in revenues. The increase in revenues was due to an increase in billable hours and an increase in billing rates. The increase in billable hours was due to the expansion of our chemical regulation & food safety proactive services.

The increase in corporate operating expenses during 2019 as compared to 2018 was primarily due to an increase in deferred compensation expense. During 2019, deferred compensation expense increased $16,734,000, with a corresponding increase to other income, net, as compared to the prior year, due to the change in value of assets associated with our deferred compensation plan. This increase consisted of an increase in the value of plan assets of $12,834,000 during 2019 as compared to a decrease in the value of plan assets of $3,900,000 during 2018. The increase in corporate operating expenses was also due to an increase in travel and meals due to a firm-wide managers meeting held during 2019, an increase in stock-based compensation associated with restricted stock unit grants, and increases in expenses for our human resources, finance, information technology, and business development groups due to increases in technical full-time equivalent employees, investments in our corporate infrastructure and fiscal 2019 having one additional week of activity than fiscal 2018.

The increase in operating income for our Engineering and Other Scientific segment during 2018 as compared to 2017 was due to an increase in revenues. The increase in revenues was due to an increase in billable hours and an increase in billing rates. We continued to see strong demand from multinational companies for our scientific expertise and advice regarding their products. Safety concerns regarding energy storage systems drove increased demand for risk assessments in the consumer products, transportation, utility and medical device industries.

The increase in operating income for our Environmental and Health segment during 2018 as compared to 2017 was due to an increase in revenues. The increase in revenues was due to an increase in billable hours and an increase in billing rates. The increase in billable hours was due to the expansion of our chemical regulation & food safety proactive services.

The decrease in corporate operating expenses during 2018 as compared to 2017 was primarily due to a decrease in deferred compensation expense. During 2018, deferred compensation expense decreased $10,447,000, with a corresponding decrease to other income, net, as compared to the prior year, due to the change in value of assets associated with our deferred compensation plan. This decrease consisted of a decrease in the value of plan assets of $3,900,000 during 2018 as compared to an increase in the value of plan assets of $6,547,000 during 2017.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

November 25, 2020

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 650-688-7053.

Sincerely,

/s/ Richard Schlenker, Jr.

Richard Schlenker, Jr.
Chief Financial Officer